FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

W R P Dalton

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Nominees (Hong Kong) Limited 13,042
Abacus Corporate Trustee Limited 328,680
Computershare Trustees Limited Account SIP 255
W R P Dalton 9,364

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

In respect of the Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

(i) Acquisition / Monthly contribution to HSBC Holdings UK Share Ownership Plan - 3 March 2003
(ii) Acquisition / Conditional award under HSBC Holdings Restricted Share Plan 2002 - 5 March 2003

7) Number of shares/amount of stock acquired

(i) 18 - HSBC Holdings UK Share Ownership Plan
(ii) 109,004 - HSBC Holdings Restricted Share Plan 2002

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

(i) £6.89 - Acquisition 3 March 2003
(ii) £6.880427 - Acquisition 5 March 2003

13) Date of transaction

(i) 3 March 2003 - Monthly contribution to HSBC Holdings UK Share Ownership Plan
(ii) 5 March 2003 - Conditional award under HSBC Holdings Restricted Share Plan 2002

14) Date company informed

5 March 2003

15) Total holding following this notification

351,341

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Robert Musgrove, Assistant Secretary 020 7992 1504

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 5 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

W R P Dalton

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Nominees (Hong Kong) Limited 13,042
Abacus Corporate Trustee Limited 328,680
Computershare Trustees Limited Account SIP 255
W R P Dalton 9,364

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

In respect of the Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options under HSBC Holdings Executive Share Option Scheme and disposal

7) Number of shares/amount of stock acquired

124,977

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

124,977

10) Percentage of issued class

De minimis

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

Acquisition/exercise of option

22,704 shares @	£2.4062 per share
30,273 shares @	£2.8376 per share
36,000 shares @	£2.1727 per share
36,000 shares @	£3.3334 per share

Disposal

124,977 shares @	£6.695 per share

13) Date of transactions

5 March 2003

14) Date company informed

5 March 2003

15) Total holding following this notification

351,341

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Robert Musgrove, Assistant Secretary 020 7992 1504

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 5 March 2003

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                  By:

                                                                                                                                                   Name: P A Stafford

                                                                                                                                                   Title: Assistant Group Secretary

                                                                                                                                                   Date: March 5, 2003